Form 11-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 1999

Commission File Number 1-5828

DYNAMET INCORPORATED DEFINED CONTRIBUTION PLAN
(Full Title of the Plan)

CARPENTER TECHNOLOGY CORPORATION
(Name of issuer of the securities held
Pursuant to the plan)

1047 North Park Road
Wyomissing, PA 19610-1339
(Address of principal executive
Office of the issuer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DYNAMET INCORPORATED
DEFINED CONTRIBUTION PLAN
(Name of Plan)

Date:  June 27, 2000                         By:   /s/ G. Walton Cottrell
                 G. Walton Cottrell
                 Senior Vice President - Finance
                 And Chief Financial Officer

Financial Statements and Exhibits

(a)    Financial Statements
       The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)    Exhibits
       (1)      Consent of Independent Accountants

DYNAMET INCORPORATED DEFINED CONTRIBUTION PLAN
INDEX TO FINANCIAL STATEMENTS
FORM 11-K ANNUAL REPORT

Report of Independent Accountants

Financial Statements:

 Statements of Net Assets Available for Plan Benefits
                December 31, 1999 and 1998
        -       Common/Collective trusts with PNC Bank:
                Investment Contract Fund
                Aggressive Profile Fund
        -       Mutual Funds with PNC Bank:
                Balanced Fund
                Index Equity Fund
                Large Cap Growth Equity Fund
                Intermediate Government Fund
                International Equity Fund
                Small Cap Value Equity Fund
                Carpenter Technology Common Stock Fund
                Participant Loan Fund

        Statements of Changes in Net Assets Available for Plan Benefits for the years ended
                December 31, 1999 and 1998
        -       Common/Collective trusts with PNC Bank:
                Investment Contract Fund
                Aggressive Profile Fund
        -       Mutual Funds with PNC Bank:
                Balanced Fund
                Index Equity Fund
                Large Cap Growth Equity Fund
                Intermediate Government Fund
                International Equity Fund
                Small Cap Value Equity Fund
                Carpenter Technology Common Stock Fund
                Participant Loan Fund

        Notes to Financial Statements

Supplemental Schedules:
        Assets Held For Investment Purposes as of December 31, 1999

Consent of Independent Accountants

Report of Independent Accountants

To the Participants and Administrator of the
Dynamet Incorporated Defined Contribution Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Dynamet Incorporated Defined Contribution Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 1999. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and changes in net assets available for benefits for the year ended December 31, 1999, on the basis of accounting described in Note 2.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (modified cash basis) of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Pittsburgh, PA

May 23, 2000

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Dynamet Incorporated
Defined Contribution Plan
Statement of Net Assets Available for Benefits
December 31, 1999 and 1998

(in thousands of dollars)
	1999	1998
Investments, at estimated fair value -
Common/collective trusts with PNC Bank:
Investment Contract Fund *	$ 2,336	$ 1,689
Aggressive Profile Fund	596	309
	2,932	1,998
Investments, at quoted market value -
Mutual funds with PNC Bank:
Balanced Fund *	4,321	3,925
Index Equity Fund *	4,262	3,507
Large Cap Growth Equity Fund *	4,204	3,049
Intermediate Government Fund	500	478
International Equity Fund	202	125
Small Cap Value Equity Fund	272	249
Carpenter Technology Common Stock Fund	159	34
Participant Loan Fund	121	60
	14,041	11,427
Net assets available for benefits	$ 16,973	$ 13,425

* Individual investments that represent 5 percent or more of the net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

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Dynamet Incorporated
Defined Contribution Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 1999 and 1998

(in thousands of dollars)

Additions:
Investment income:
Net appreciation in fair value of investments, common/collective trusts	$ 243
Net appreciation in fair value of investments, mutual funds	1,426
Interest and dividends	861
2,530
Less - Investment expenses	(14)
2,516
Contributions:
Participants	401
Employer	689
1,090
Total additions	3,606
Deductions:
Benefits paid to participants	441
Total deductions	441
Net increase prior to transfers, net	3,165
Transfers, net (Note 1)	383
Net increase	3,548
Net assets available for benefits:
Beginning of year	13,425
End of year	$ 16,973

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NOTES TO FINANCIAL STATEMENTS
The accompanying notes are an integral part of these financial statements.

  Description of the Plan

The following brief description of the Dynamet Incorporated Defined Contribution Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan Administrator is Dynamet Incorporated (Dynamet). The Trustee and Plan Custodian is PNC Bank.

General

The Plan is a defined contribution plan covering salaried and, effective January 1999, non-union hourly employees of Dynamet, not covered by a collective bargaining agreement. In February 1997, the shareholders of Dynamet sold all of their shares of common stock to Carpenter Technology Corporation (CTC), and Dynamet became a wholly-owned subsidiary of CTC.

Effective January 1, 1999, the Dynamet Incorporated Retirement Plan for Non-Union Hourly Employees (the Hourly Plan) was merged into the Plan. In connection with this merger, 43 participants of the Hourly Plan became participants in the Plan and account balances in the Hourly Plan of $382,738 were transferred into the Plan.

All full-time and, effective July 1, 1998, part-time employees not participating in another Dynamet pension plan are eligible to participate upon the completion of one year of credited service as defined in the Plan Agreement and upon attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions
Prior to July 1, 1998, only contributions by Dynamet were permitted to the Plan. Dynamet could contribute up to 15 percent of compensation (excluding bonuses and other such compensation, if any) paid to participants for the Plan year. In addition, for the six months ended June 30, 1998, Dynamet made a contribution to the Plan equivalent to 10 percent of the eligible compensation for all eligible employees as of June 30, 1998. This represented the final profit-sharing contribution prior to implementation of the amended plan provisions.

Effective July 1, 1998, the Plan was amended to permit participants to contribute up to 15 percent of their pre-tax annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Dynamet will contribute an amount equal to 6 percent of participants’ eligible compensation and will match participant contributions up to the first 4 percent.

Participant Accounts
Prior to July 1, 1998, each participant's account was credited with an allocation of Dynamet's contribution, the Plan's investment earnings and forfeiture of terminated participants' nonvested accounts. Dynamet's contribution and the forfeiture of terminated participants' nonvested accounts were allocated to each participant's account based on the number of units each participant earned in the current year in the Plan in comparison to total Plan units. Each participant earned a unit for every $100 of compensation and a unit for every year of service. Investment income is allocated to each participant's account based on the participant's account balance and the actual investment return.

Effective July 1, 1998, each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Prior to July 1, 1998, participants vested 20 percent after 3 years, 40 percent after 4 years, 60 percent after 5 years, 80 percent after 6 years, and 100 percent after 7 years. Participants also became 100 percent vested upon total and permanent disability or death. Effective July 1, 1998, participants fully vest immediately, and all active participants as of that date became fully vested.

Investment Options
Upon enrollment in the Plan, a participant may direct contributions in 1 percent increments in any of nine investment options.

Available investment options are as follows:

   Carpenter Technology Corporation Common Stock Fund (effective July 1, 1998)
   PNC Bank managed mutual fund accounts:
      Balanced Fund
      Index Equity Fund
      Large Cap Growth Equity Fund
      Intermediate Government Bond Fund
      International Equity Fund
      Small Cap Value Equity Fund
   PNC Bank Investment Contract Fund
   PNC Bank Aggressive Profile Fund

Participants may change their investment options daily.

Participant Notes Receivable
Effective July 1, 1998, participants may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer (from) to the investment fund(s) (to) from the Participant Loan Fund. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate based on the prime rate plus 1 percent at the time the loans are made. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits
Participants or their beneficiaries are entitled to benefits in the form of an annuity or lump-sum distribution, equal to the vested amount in their accounts upon retirement, total and permanent disability, death, or termination of service.

    2.   Summary of Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the modified cash basis of accounting; consequently, investment income and contributions and the related assets are recorded when received rather than when earned, and investment expenses are recorded when paid.

New Accounting Pronouncement
The Plan adopted Statement of Position (SOP) No. 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." SOP No. 99-3 simplifies the presentation and disclosure of by-fund information for participant directed investments.

Use of Estimates
The preparation of financial statements in conformity with the basis of accounting described herein requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation
Investments in common/collective trusts are valued at estimated fair value as reported to the Plan by the Plan Custodian. Investments in mutual funds and the Carpenter Technology Common Stock Fund are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

Payments of Benefits
Benefits are recorded when paid.

Expenses
Prior to July 1, 1998, administrative expenses of the Plan were paid by Dynamet. Effective July 1, 1998, administrative expenses are paid by the Plan.

    3.    Tax Status

The Internal Revenue Service has determined and informed Dynamet by letter dated December 20, 1999, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

    4.    Plan Termination

Although it has not expressed any intent to do so, Dynamet has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, funds will be distributed in accordance with the Plan's provisions.

    5.    Related Party Transactions

Certain Plan investments are shares of mutual funds managed by PNC Bank. PNC Bank is  the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Shares of CTC common stock were purchased and sold through the open market during 1999.

			Shares		Fair
	Issuer	Description	or units	Cost	value
*	PNC Bank	Investment Contract Fund	1,107,855	$ 2,047,145	$ 2,336,245
*	PNC Bank	Aggressive Profile Fund	22,045	440,413	595,807
*	PNC Bank	Balanced Fund	207,954	3,226,535	4,321,292
*	PNC Bank	Index Equity Fund	151,512	2,471,735	4,262,030
*	PNC Bank	Large Cap Growth Equity Fund	172,167	2,850,857	4,204,314
*	PNC Bank	Intermediate Government Fund	51,237	507,191	499,563
*	PNC Bank	International Equity Fund	12,199	172,947	202,133
*	PNC Bank	Small Cap Value Equity Fund	17,936	276,659	271,916
*	Carpenter Technology Corporation	Carpenter Technology Common Stock Fund	26,789	168,197	158,694
*	Participant Loans	Interest Rate 1% over prime	-	-	120,572
	Total investments			$12,161,679	$16,972,566

*Designates party-in-interest, participant directed transactions.

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CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (number 2-83780) of Carpenter Technology Corporation of our report dated May 23, 2000 relating to the financial statements of the Dynamet Incorporated Defined Contribution Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Pittsburgh, PA

Dated:      June 27, 2000

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